Mail Stop 0610

		April 22, 2005

Via U.S. Mail and Facsimile to (763) 479-5395

Thomas Paulson
Chief Financial Officer
Innovex, Inc.
5540 Pioneer Creek Drive
Maple Plain, MN 55359


	Re:	Innovex, Inc.
		Form 10-SBK for Fiscal Year Ended September 30, 2004 Forms 10-Q for Fiscal Quarters Ended December 31, 2005
      File No. 000-14143

Dear Mr. Paulson:

      We have reviewed your response and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Year Ended September 30, 2004

Item 1. Business - Page 1

Research and Development - Page 5

1. We see that you have a 35% investment in Applied Kinetics, Inc. ("AKI"). We also noted on page 7 that certain license rights have been granted to you under a royalty-bearing agreement. Please address the following:
* Supplementally tell us how you account for your investment AKI and what amounts have been recorded in your financial statements.
* Confirm, if true, that the financial statement and disclosure requirements outlined at Rule 3-09 and 4-08(g) of Regulation S-X, respectively, do not impact you.
* Confirm, if true, FIN 46 (as revised), does not impact your accounting requirements for this investment.
* In future filings separately disclose the amount of equity in earnings of AKI on face of income statement. Refer to Rule 5-03(b)(13) of Regulation S-X.
* Additionally, related party transactions should be identified and the amounts separately stated on the face of the income statement in accordance with Rule 4-08(k) of Regulation S-X. For example, royalty payments made to AKI should be separately presented. Supplementally, please tell us the amount of royalty expense for the fiscal years presented.

We may have additional questions based on your response.

Item 8. Financial Statements  - Page 27

Consolidated Statements of Operations - Page 30
2. Revise the statement in future filings to separately present the amounts of other income and other expense gross.

Note A. - Summary of Significant Accounting Policies - Page 33

Foreign Currency Translation

3. We see that you use the U.S. dollar as the functional currency for your subsidiary in Thailand. As discussed in Appendix A of SFAS 52, an entity`s functional currency is the currency of the primary economic environment in which the entity operates; normally, that is the currency of the environment in which an entity primarily generates and expends cash. We have noted that their financing is denoted in baht, 57% of your sales occur in their local market, their expenses appear to be denoted in the local currency and their assets and liabilities are denominated in the baht. Supplementally support that your identification of the US dollar as your functional currency is in accordance with U.S. GAAP. Explain how you have considered each of the relevant economic factors set forth in paragraph 42 of SFAS 52 in reaching your conclusion.

Note J. - Derivative Instruments - Page 39
4. Supplementally please tell us where and what amounts have been recorded for the forward exchange contracts in your financial statements for all periods presented. Please disclose this information in future filings, if material. Future filings should include all disclosures required by Rule 4-08(n) of Regulation S-X.

Note K. Restructuring Charges - Page 40

5. We note that you recorded approximately $13.1 million of impairment charges due to restructuring activities. Supplementally and in future filings please disclose the following:
* A description of the impaired assets and the facts and circumstances which that lead to the impairment, refer to paragraph
26 of SFAS 144.
* Disclose the expected nature and timing for the disposal of these assets and the expected proceeds from their disposal.
* Please clarify what activities will be required to have you "discontinue support of the FSA attachment process" and what it entails.

6. Detailed discussion of significant restructuring charges should be provided pursuant to SAB 5P and SFAS 146 in Management`s
Discussion
and Analysis. Management`s Discussion and Analysis (page 19) describes certain aspects of your restructuring efforts; however, we believe that the following additional disclosures in future filings would be useful to investors:

* Include detailed disclosures regarding the expected effects of your restructuring plan on future earnings and cash flows, and actual savings achieved in later periods should be quantified and described.
* Actual savings achieved in later periods should be quantified and described.
* Significant variances between anticipated and actual savings should be disclosed and the reasons for (and anticipated impact of) these variances discussed.
* Identify the number and describe the nature of the positions being eliminated.

Item 9A. Controls and Procedures - Page 41

7. We note your disclosure that management has concluded that your disclosure controls and procedures are effective "in ensuring that material information related to the Company is made known to them by others within the Company." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language in future filings, please make sure the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).
8. We note your disclosure that "there have been no significant changes in internal control over financial reporting that occurred during the period..." Please revise your disclosure in future filings to remove the word significant and to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c)
of Regulation S-B, as amended effective August 13, 2003.

Form 10-Q for the Fiscal Quarters Ended December 31, 2004

General

9. Please apply our comments on the 2004 Form 10-K to your future
Forms 10-Q, where applicable.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact Angela
Crane,
Branch Chief at (202) 551-3554.



						Sincerely,



								Jay Webb
								Reviewing Accountant


Thomas Paulson
Innovex, Inc.
April 22, 2005
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